July 8, 2010

Ms. Alicia Borst Derrah
Chief Financial Officer
MAN-AHL Diversified I, L.P.
123 North Wacker Drive, 28th Floor
Chicago, Illinois 60606

> **Re:** **MAN-AHL Diversified I, L.P.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on March 31, 2010**
> **File No. 000-53043**

Dear Ms. Alicia Borst Derrah:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

MAN-AHL Diversified I, L.P.

Note 3 – Limited Partnership Agreement, pages F-10 – F-11

1. We note your units are continuously offered. Tell us what your accounting policy is for offering expenses incurred in connection with the continuous

offering.   Please show us the disclosure you will include to address this issue. Reference is made to paragraphs 946-20-25-6 and 946-20-35-5 of the FASB Accounting Standards Codification.

MAN-AHL Diversified Trading Company, L.P.

Note 3 – Advisory Agreement and Limited Partnership Agreement, page F-22

2.   We note that your trading partnership states that it incurs no expenses.   However, we also note that the limited partners bear the pro rata portion of the expenses incurred in connection with activities of the trading partnership.   If these expenses are incurred in connection with activities of the trading partnership, please clarify why these expenses have not been reflected on the statement of operations for the trading partnership.   In addition, please tell us how you considered paragraph 946-225-45-12 of the FASB Accounting Standards Codification in determining that your trading partnership's presentation of statement of operations is appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alicia Borst Derrah
MAN-AHL Diversified I, L.P.
July 8, 2010
Page 3

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief